DELTA FUNDING CORPORATION (LOGO)
1000 Woodbury Road
Suite 200
Woodbury, New York 11797
(516) 364-8500  1-800-225-5335

March 31, 2000



Mr. Peter Masterman
Vice President
Norwest Bank Minnesota, N.A.
11000 Broken Land Parkway
Columbia, MD 21044

Re: Compliance Certificate
    Delta 1999-1

Dear Mr. Masterman:

The following statement is a Certificate of Compliance as per Section 3.09 of the Pooling and Servicing Agreements.

A review of Delta Funding Corporation's performance under the company documents during the year 1999 has been made under our supervision.

To the best of our knowledge Delta Funding Corporation has fulfilled all of its obligations under the Agreement, as servicer.

The preceding should satisfactorily complete the Compliance Certificate.


Sincerely,

Hugh Miller
President


Lee Miller
Senior Vice President


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